

20012759

SEC Mail Processing

NOV 25 2020

Washington, DC

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/19__ AND ENDING __09/30/20__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maplewood Investments, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12222 Merit Drive, Suite 1390
(No. and Street)

FIRM ID. NO.

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C Dooley   (214) 739-5677
                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Daniel C. Dooley__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Maplewood Investments, Inc.__ , as of __September 30__ , 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICKIE COLWELL
Notary Public, State of Texas
Comm. Expires 10-19-2021
Notary ID 131321773

_____
Signature

__President__
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAPLEWOOD INVESTMENTS, INC.

CONTENTS

MOSS**A**DAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Maplewood Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Maplewood Investments, Inc. (the Company) as of September 30, 2020, the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, in 2019 the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 20, 2020

We have served as the Company's auditor since 2016.

MAPLEWOOD INVESTMENTS, INC.
Statement of Financial Condition
September 30, 2020

ASSETS

Cash	$ 767,056
Securities owned, at fair value	993,269
Receivable from broker-dealers and clearing organizations	331,685
Receivable from related parties	1,000
Property and equipment, net	13,642
Right of use asset	243,649
Other assets	44,953
Total Assets	$ 2,395,254

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 279,572
Commissions payable	248,790
Bank loan	156,100
Lease liability	243,649
Total Liabilities	928,111

Stockholders' equity:

Common stock, 1,000,000 shares authorized with $0.01 par value, 6,300 issued and outstanding	63
Additional paid-in capital	789,845
Treasury stock	-0-
Retained earnings	677,235
Total Stockholders' Equity	1,467,143
Total Liabilities and Stockholders' Equity	$ 2,395,254

2

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENTS, INC.
Statement of Income
For the Year Ended September 30, 2020

Revenues:

Securities commissions	$ 454,726
Mutual fund commissions	1,373,945
Management fees and other	2,740,712
Interest income	-0-
Dividend income	7,212
Net gains (losses) on securities trading accounts	788,691
	5,365,286

Expenses:

Compensation and benefits	1,930,216
Commissions and clearing fees	3,034,617
Communications	55,167
Promotional costs	5,000
Regulatory fees and expenses	60,840
Occupancy and equipment costs	161,076
Other expenses	115,151
Other taxes	(6,707)
	5,355,356

Income before income taxes	9,930
Provision (benefit) for federal income taxes	-0-
Provision for state income taxes	8,962
Net Income	$ 968

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2020

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances at September 30, 2019	6,300	$ 63	$ 789,845	$ 676,267	$ - 0 -	$ 1,466,175
Retirement of Treasury Stock						-0-
Net Income				968		968
Balances at September 30, 2020	6,300	$63	$789,845	$ 677,235	$-0-	$ 1,467,143

4

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2020

Cash flows from operating activities:

Net income (loss)	$	968
Adjustments to reconcile net income (loss) to		
net cash provided (used) by operating activities:		
Depreciation expense		7,743
Change in operating assets and liabilities:		
Decrease in securities owned		14,023
Increase in receivable from broker-dealers and		
Clearing organizations		(21,373)
Decrease in other assets		367
Decrease in accounts payable and accrued expenses		(32,159)
Increase in commissions payable		29,108
Increase in Right of use asset		(243,649)
Increase in Lease liability		243,649
Net cash provided (used) by operating activities		(1,323)
Cash flows from investing activities:		
Purchases of property and equipment		(7,091)
Net cash provided (used) by investing activities		(7,091)
Cash flows from financing activities:		
Bank Loan		156,100
Net cash provided (used) by financing activities		156,100
Net Increase in cash		147,686
Cash at beginning of year		619,370
Cash at end of year	$	767,056

Supplemental Disclosures

Cash paid for:		
Income taxes	$	8,962
Interest	$	-0-
Right of use assets obtained in exchange for new operating lease liabilities	$	303,118

5

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Summary of Significant Accounting Policies</u>

Maplewood Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers consist primarily of individuals located in Texas.

Securities transactions (and related commission revenue and expense) are recorded on trade date basis.

Securities owned and securities sold, not yet purchased, are carried at fair market value and securities owned not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. The Company had receivables of $310,171 as of September 30, 2019 all of which were collected.

The Company follows the guidance in FASB ASC 606, Revenue from Contracts with Customers, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfied a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows are general conditions in the United States economy and capital markets.

Management Fees
Investment advisory fees. The Company's affiliate provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Securities Commission

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and Unit investment trusts.

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probably that a significant reversal will not occur.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2020 was $7,743 and is reflected in occupancy and equipment costs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets; a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Management evaluates income tax positions based on whether it is more likely than not that the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Recently Adopted Accounting Pronouncements: in February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASC 842"), replacing the previous leasing standard Accounting Standards Codification 840, Leases ("ASC 840"), which requires an entity that is a lessee to recognize the assets and liabilities arising from leases with terms longer than 12 months on the statement of financial condition. Leases are to be classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of income.

The Company adopted this new lease standard on October 1, 2019, using a modified retrospective transition, with the cumulative-effect adjustment to the opening balance of accumulated deficit as of the effective date (the "effective date method"). Under the effective date method, financial results reported in periods prior to fiscal 2020 are unchanged.

The Company elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Company to carryforward the historical lease classification. In addition, the Company made an accounting policy election to not record leases with an initial term of 12 months or less on the statement of financial condition. The Company will continue to recognize those lease payments for short-term leases in the statement of income on a straight-line basis over the lease term.

The adoption of the new lease standard resulted in the recognition of a right of use asset and lease liability of $303,118. There was no cumulative effect adjustment to members' equity as of October 1, 2019.

Note 2 - Fair Value Disclosures

Fair Value Measurements

The Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

Note 2 - Fair Value Disclosures

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes money market funds and U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 and Level 2 investments at September 30, 2020, and during the period then ended.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statement of financial condition at September 30, 2020. As required by FASB ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Money market	$ 490,732	$ 490,732	$ -0-	$ -0-
Mutual funds	436,125	436,125	-0-	-0-
Equity securities	41,325	41,325	-0-	-0-
Debt securities	25,086	25,086	-0-	-0-
Total	$ 993,269	$ 993,269	$ -0-	$ -0-

Description	Total	Level 1	Level 2	Level 3
Securities sold short, Not yet purchased				
Money market	$ -0-	$ -0-	$ -0-	$ -0-
Mutual funds	-0-	-0-	-0-	-0-
Equity securities	-0-	-0-	-0-	-0-
Debt securities	-0-	-0-	-0-	-0-
Total	$ -0-	$ -0-	$ -0-	$ -0-

Note 2 - Fair Value Disclosures, continued

There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended September 30, 2020.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2020, the Company had net capital of approximately $1,305,253 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Lease Commitments

The Company determines if the arrangement is a lease at inception. The Company made an accounting policy election to not capitalize leases with an initial term of 12 months or less. The right of use (ROU) asset and corresponding liability are reported separately on the Statement of Financial Condition. The ROU asset represents the right to use the underlying asset for the lease term and the lease liability represents the obligation to make lease payments arising from the lease. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. The operating lease did not provide an implicit rate, we used our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company recognizes rent expense on a straight line basis and amortizes the associated lease liability over the lease.

The Company leases office space under a long-term non-cancelable lease. Minimum lease payments under the lease at September 30, 2020 are as follows:

September 30, 2021	$ 69,479
September 30, 2022	$ 71,034
September 30, 2023	$ 72,590
September 30, 2024	$ 74,145
September 30, 2025	$ 37,332
	$ 324,580
Less present value discount	(81,201)
	$ 243,649

Rental expense for the year ended September 30, 2020 was $78,607 and is reflected in occupancy and equipment costs.

Note 5 - Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of a deferred tax asset in the amount of $14,533 included in other assets. At September 30, 2020 the Company has a federal net operating loss (NOL) carryforward of approximately $63,000. The NOL carryforward does not expire, but may only be used to offset 80% of future taxable income and the amount of NOLs generated. Carryforwards of NOLs are subject to possible limitation should a change in ownership occur, as defined by Internal Revenue Code Section 382. The annual limitation may result in the expiration of the NOL carryforwards before utilization. Management assessed the recoverability of NOLs and determined no valuation allowance was required for the year ended September 30, 2020. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of income are non-deductible for tax reporting purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 6 - Profit Sharing Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. Employer contributions to the plan are at the discretion of the Board of Directors, and the plan may be amended or terminated at any time. Contributions of $158,670 were paid to the plan for the year ended September 30, 2020.

Note 7 - Related Party Transactions

The Company has a receivable from a stockholder in the amount of $1,000 at September 30, 2020.
The Company received commissions and fees from MIAI, Inc. (a related company) of $2,553,479 during the year ended September 30, 2020, which is included in management fees and other.

Note 8 - Property and Equipment

As of September 30, 2020, property and equipment consisted of the following:

Computer equipment	$ 69,493
Office furniture	44,474
Leasehold improvements	6,315
	120,282
Accumulated depreciation	(106,640)
Property and equipment, net	$ 13,642

Note 9 - Concentration Risk

During the year, the Company had cash balances in excess of federally insured limits. The Company regularly monitors the financial stability of these financial institutions and believes that the Company is not exposed to any significant credit risk.

Note 10 - Clearing Deposit

The Company conducts substantially all business through its primary clearing firm (National Financial Services, LLC), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with National Financial Services, LLC, the Company is required to maintain a clearing deposit of $100,000, which is included on the statement of financial condition as receivable from broker-dealers and clearing organizations.

Note 11 - Commitment and Contingencies

The Company has entered into secondary clearing agreements with other FINRA member firms ("correspondents"), which provides that all the funds and securities belonging to the correspondents' customers are subject to the terms of the Company's clearing agreement.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the customers of the Company and its correspondents fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. The risk associated with the indemnification clause is subject to the market volatility of the underlying securities for a period of up to three days. At September 30, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 12 – Bank Loan

The Company entered into a bank loan payable of $156,100 in April, 2020. The loan bears interest of 1% with interest payments beginning Nov 1, 2020, payable monthly. The loan is due April 28, 2022

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of

September 30, 2020

MAPLEWOOD INVESTMENTS, INC.
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of September 30, 2020

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital			$ 1,467,143
Less:			
Other deductions or allowable credits			
Total capital and allowable subordinated liabilities			1,467,143
Deductions and/or charges			
Non-allowable assets:			
Receivable from related parties	$	1,000	
Property and equipment, net		13,642	
Other receivables		38,730	
Other assets		10,623	
			(63,995)
Net capital before haircuts on securities positions			1,403,548
Haircuts on securities			(82,687)
Undue concentration			(15,608)
Net capital			$ 1,305,253

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	279,572
Commissions payable		248,790
Total aggregate indebtedness	$	528,362

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENTS, INC.
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of September 30, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total Aggregate indebtedness)	$ 35,224
Minimum dollar net capital requirement of Reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 1,205,253
Excess net capital at 1000%	$ 1,185,253
Ratio: Aggregate indebtedness to net capital	.40 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2020

 MOSS_ADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Maplewood Investments, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Maplewood Investments, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the exemption provision) under which Maplewood Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, and (2) Maplewood Investments, Inc. stated that Maplewood Investments, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Maplewood Investments, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maplewood Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 20, 2020



MAPLEWOOD
INVESTMENTS

Exemption Report

Maplewood Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Maplewood Investments Inc.

I, Daniel C Dooley, affirm that, to my best knowledge and belief, this exemption report is true and correct.

Daniel C Dooley
CEO/President
November 04, 2020

12222 MERIT DRIVE, SUITE 1390 – DALLAS, TX 75251 – 214.739.5677 – 214.739.0166 FAX

Report of Independent Registered Public Accounting Firm

Applying agreed upon procedures to The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2020

 MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Board of Directors
Maplewood Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Maplewood Investments, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Maplewood Investments, Inc. (the Company) for the year ended September 30, 2020, solely to assist you and SIPC in evaluating Maplewood Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting an understatement of $54 of the deduction on line 2c(1);

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
November 20, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **9/30/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 52221   FINRA   SEP
> MAPLEWOOD INVESTMENTS INC
> 12222 MERIT DR STE 1390
> DALLAS, TX 75251-3216

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel C Dooley
214-739-5677

2. A. General Assessment (item 2e from page 2) $ _5,257.31_

   B. Less payment made with SIPC-6 filed (**exclude interest**) (_2,805.46_)
   _4-27-2020_
   Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) _2,451.85_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _2,451.85_

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☒ Funds Wired ☐   ACH ☐
   Total (must be same as F above) $ _2,451.85_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maplewood Investments, Inc
(Name of Corporation, Partnership or other organization)

Daniel C Dooley
(Authorized Signature)

Dated the _27_ day of _October_, 20_20_.

CEO / President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning **10/1/2019**
and ending **9/30/2020**

Eliminate cents

tem No.

2a. ⌐⌐1 revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *5,138,242*

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.   *124,860*

        Total additions   *124,860*

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   *1,561,128*

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   *196,356*

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   *748*

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   *1,758,232*

2c. 'C Net Operating Revenues $ *3,504,870*

2e. General Assessment @ .0015 $ *5,257.31*
        (to page 1, line 2.A.)